United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Merus N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N5749R100

(CUSIP Number)

Bas Vaessen

c/o LSP

Johannes Vermeerplein 9,

1071 DV Amsterdam,

The Netherlands

+31 (0) 20 664 55 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R100	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Coöperatief LSP IV UA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,225,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,225,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N5749R100	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS LSP IV Management B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,225,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,225,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N5749R100	13D	Page 3 of 6 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 3, 2016 (the “Statement”), relating to the common shares (the “Common Shares”) of Merus N.V., a corporation formed under the laws of the Netherlands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following

Lock-Up Agreement

On November 4, 2019 LSP IV entered into a letter agreement (the “2019 Lock-Up Agreement”) with Citigroup Global Markets Inc. (“Citigroup”) and Jefferies LLC (“Jefferies”), as representatives of the several underwriters in connection with a proposed public offering of the Common Shares by the Issuer (the “Offering”). Pursuant to the 2019 Lock-Up Agreement, LSP IV agreed not to, without the prior written consent of Citigroup and Jefferies and subject to limited exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Common Shares or securities convertible into, or exercisable or exchangeable for such Common Shares, for a period of 90 days after the date of the underwriting agreement by and among the Issuer and the underwriters party thereto (the “Lock-Up Period”). The 2019 Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.

The foregoing description of the 2019 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

CUSIP No. N5749R100	13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth the aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of November 7, 2019, based on 28,870,052 Common Shares outstanding following completion of the Offering.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Coöperatief LSP IV UA	1,225,661	4.2%	0	1,225,661	0	1,225,661
LSP IV Management B.V.	1,225,661	4.2%	0	1,225,661	0	1,225,661

LSP IV is the record holder of 1,225,661 Common Shares. LSP IV Management B.V. is the sole director of LSP IV. The managing directors of LSP IV Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP IV Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the Common Shares held of record by LSP IV.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)	None.

(d)	None.

(e)	This Amendment No. 1 is being filed to report that, as of November 7, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the 2019 Lock-Up Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

CUSIP No. N5749R100	13D	Page 5 of 6 Pages

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to the Schedule 13D filed by the Reporting Persons on June 3, 2016).

4	Lock-Up Agreement.

CUSIP No. N5749R100	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2019

Coöperatief LSP IV U.A.
By:	LSP IV Management B.V.
Title:	Managing Director

By:	/s/ M. Kleijwegt and R.R. Kuijten
Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors

LSP IV Management B.V.

By:	/s/ M. Kleijwegt and R.R. Kuijten
Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors